Volaris Reports June 2024 Traffic Results:

86% Load Factor

Mexico City, Mexico, July 8, 2024 – Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (NYSE: VLRS and BMV: VOLAR) (“Volaris” or “the Company”), the ultra-low-cost carrier (ULCC) serving Mexico, the United States, Central, and South America, reports its June 2024 preliminary traffic results.

In June 2024, Volaris' ASM capacity decreased by 13.7% year-over-year due to the accelerated Pratt & Whitney engine inspections and the resulting aircraft groundings. Load factor in the month increased by 2.2 pp YoY to 85.6%, as RPMs only decreased by 11.4%. Mexican domestic RPMs decreased by 16.2%, while international RPMs decreased by 1.8%. Volaris transported 2.4 million passengers during the month.

Enrique Beltranena, Volaris’ President and CEO said: "Our fleet mitigation plan is on track and yielding positive results. As part of this plan, we reduced capacity in the Mexican domestic market and reallocated it to the international market, resulting in an overall capacity reduction of around 14% in June. Demand in the domestic market remains strong, and our capacity in the international market continues to mature with a well-balanced market mix aimed at maximizing profitability. Looking ahead, our booking trends for the summer high season are showing robust performance, in line with our expectations in both markets".

	June 2024	June 2023	Variance	YTD June 2024	YTD June 2023	Variance
RPMs (million, scheduled & charter)
Domestic	1,506	1,797	-16.2%	8,717	11,191	-22.1%
International	879	895	-1.8%	5,417	5,226	3.7%
Total	2,385	2,692	-11.4%	14,134	16,417	-13.9%
ASMs (million, scheduled & charter)
Domestic	1,674	2,148	-22.1%	9,636	13,151	-26.7%
International	1,112	1,081	2.9%	6,754	6,211	8.7%
Total	2,786	3,229	-13.7%	16,390	19,362	-15.3%
Load Factor (%, RPMs/ASMs)
Domestic	89.9%	83.6%	6.3 pp	90.5%	85.1%	5.4 pp
International	79.1%	82.9%	(3.8) pp	80.2%	84.1%	(3.9) pp
Total	85.6%	83.4%	2.2 pp	86.2%	84.8%	1.4 pp
Passengers (thousand, scheduled & charter)
Domestic	1,811	2,064	-12.3%	10,309	12,958	-20.4%
International	598	614	-2.6%	3,702	3,601	2.8%
Total	2,408	2,677	-10.1%	14,010	16,559	-15.4%

The information included in this report has not been audited and does not provide information on the Company’s future performance. Volaris’ future performance depends on several factors. It cannot be inferred that any period’s performance or its comparison year over year will indicate a similar performance in the future.

Glossary

Revenue passenger miles (RPMs): Number of seats booked by passengers multiplied by the number of miles flown.

Available seat miles (ASMs): Number of seats available for passengers multiplied by the number of miles flown.

Load factor: RPMs divided by ASMs and expressed as a percentage.

Passengers: The total number of passengers booked on all flight segments.

Investor Relations Contact

Ricardo Martínez / ir@volaris.com

Media Contact

Israel Álvarez / ialvarez@gcya.net

About Volaris

*Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or “the Company”) (NYSE: VLRS and BMV: VOLAR) is an ultra-low-cost carrier, with point-to-point operations, serving Mexico, the United States, Central, and South America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since the beginning of operations in March 2006, Volaris has increased its routes from 5 to more than 203 and its fleet from 4 to 136 aircraft. Volaris offers more than 500 daily flight segments on routes that connect 44 cities in Mexico and 29 cities in the United States, Central, and South America, with one of the youngest fleets in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico, the United States, Central, and South America. Volaris has received the ESR Award for Social Corporate Responsibility for fifteen consecutive years. For more information, please visit ir.volaris.com. Volaris routinely posts information that may be important to investors on its investor relations website. The Company encourages investors and potential investors to consult the Volaris website regularly for important information about Volaris.